SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Toreador Resources Corporation
(Name of Issuer)

Common Stock, par value $0.15625 per share
(Title of Class of Securities)

891050106
(CUSIP Number)

October 1, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Distressed Opportunities Master Account L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 2,181,460

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 2,181,460

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,460

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%

12	TYPE OF REPORTING PERSON* PN

CUSIP No.	13G/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Capital Management L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 2,181,460

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 2,181,460

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,460

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%

12	TYPE OF REPORTING PERSON* PN, IA

CUSIP No.	13G/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Capital Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 2,181,460

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 2,181,460

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,460

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%

12	TYPE OF REPORTING PERSON* OO, HC

CUSIP No.	13G/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David J. Matlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 2,181,460

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 2,181,460

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,460

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%

12	TYPE OF REPORTING PERSON* IN, HC

CUSIP No.	13G/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark R. Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 2,181,460

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 2,181,460

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,460

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%

12	TYPE OF REPORTING PERSON* IN, HC

CUSIP No.	13G/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Muniz (Mike) Sukhadwala

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 2,181,460

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 2,181,460

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,181,460

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%

12	TYPE OF REPORTING PERSON* IN

CUSIP No.	13G/A	Page 8 of 13 Pages

PRELIMINARY NOTE: The Reporting Persons (as defined herein) originally filed a Schedule 13G on October 26, 2007 (the “Original Schedule 13G”) to report their beneficial ownership of Shares of Toreador Resources Corporation (the “Issuer”). The Reporting Persons subsequently filed a Schedule 13D on March 24, 2008 pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the “Act”) which was subsequently amended on June 13, 2008, June 26, 2008 and January 15, 2009 (collectively, the “Schedule 13D”).

The Reporting Persons are filing this Amendment No. 1 to the Original Schedule 13G (this “Amendment No. 1”) to disclose that the Reporting Persons do not have control of the Issuer and do not have any intention to change or influence control of the Issuer. Accordingly, the Reporting Persons are now eligible to disclose their beneficial ownership on Schedule 13G pursuant to Rule 13d-1(c) and Rule 13d-1(h) under the Act.

Item 1.

(a)	Name of Issuer: Toreador Resources Corporation
(b)	Address of Issuer’s Principal Executive Offices:
c/o Toreador Holding SAS
9 rue Scribe
75009 Paris, France

Item 2.

(a)	Name of Person Filing

               This Statement is being filed jointly on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	MatlinPatterson Distressed Opportunities Master Account L.P. (“MatlinPatterson Distressed”);

(ii)	MatlinPatterson Capital Management L.P. (“MatlinPatterson Capital Management”);

(iii)	MatlinPatterson Capital Management GP LLC (“MatlinPatterson Capital Management GP”);

(iv)	David J. Matlin (“David Matlin”);

(v)	Mark R. Patterson (“Mark Patterson”); and

(vi)	Muniz (Mike) Sukhadwala (“Mike Sukhadwala”).

          This Statement relates to Shares (as defined herein) held for the account of MatlinPatterson Distressed. MatlinPatterson Capital Management serves as investment manager to MatlinPatterson Distressed. MatlinPatterson Capital Management GP is the general partner of MatlinPatterson Capital Management. MatlinPatterson Capital Management Holdings LLC, a Delaware limited liability company (“MatlinPatterson Holdings”), is the sole member of MatlinPatterson Capital Management GP. David Matlin and Mark Patterson each hold 50% of the membership interests of MatlinPatterson Holdings. Mike Sukhadwala serves as the Senior Portfolio Manager of MatlinPatterson Capital Management.

(b)	Address of Principal Business Office or, if none, Residence

               The address of the principal business office of each of the Reporting Persons is c/o MatlinPatterson Capital Management, 520 Madison Avenue, 35th Floor, New York, NY 10022.

CUSIP No.	13G/A	Page 9 of 13 Pages

(c)	Citizenship

MatlinPatterson Distressed is a limited partnership organized under the laws of the Cayman Islands;

MatlinPatterson Capital Management is a Delaware limited partnership;

MatlinPatterson Capital Management GP is a Delaware limited liability company;

David Matlin is a United States citizen;

Mark Patterson is a United States citizen; and

Mike Sukhadwala is a United States citizen.

(d)	Title of Class of Securities

Common Stock, par value $0.15625 per share (the “Shares”)

(e)	CUSIP Number

891050106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.	Ownership.

Preliminary Note: All numbers and percentages contained in this Amendment No. 1 represent beneficial ownership of Shares deemed to be beneficially owned by the Reporting Persons as of October 5, 2009. All percentages were calculated based on the 21,494,240 Shares outstanding as of August 5, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2009 filed with the Securities and Exchange Commission on August 7, 2009.

(a)	Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 2,181,460 Shares

(b)	Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 10.1% of the total number of Shares outstanding.

(c)	Number of shares as to which the person has:

MatlinPatterson Distressed
(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	2,181,460

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	2,181,460

MatlinPatterson Capital Management
(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	2,181,460

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	2,181,460

CUSIP No.	13G/A	Page 10 of 13 Pages

MatlinPatterson Capital Management GP
(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	2,181,460

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	2,181,460

David Matlin
(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	2,181,460

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	2,181,460

Mark Patterson
(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	2,181,460

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	2,181,460

Mike Sukhadwala
(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	2,181,460

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	2,181,460

Item 5.	Ownership of Five Percent or Less of a Class.

                    This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

                    The partners of MatlinPatterson Distressed are entitled to receive, or have the power to direct, the receipt of dividends from the proceeds of sales of the Shares held for the account of MatlinPatterson Distressed, in accordance with their ownership interest in MatlinPatterson Distressed.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                    This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

                    This Item 8 is not applicable.

CUSIP No.	13G/A	Page 11 of 13 Pages

Item 9.	Notice of Dissolution of Group.

                    This Item 9 is not applicable.

Item 10.	Certification

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	13G/A	Page 12 of 13 Pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 6, 2009

MATLINPATTERSON CAPITAL MANAGEMENT L.P.

	By:	MATLINPATTERSON CAPITAL MANAGEMENT GP LLC,
its general partner

		By:	/s/ Robert H. Weiss

			Name:	Robert H. Weiss
			Title:	General Counsel

MATLINPATTERSON DISTRESSED OPPORTUNITES MASTER ACCOUNT L.P.

	By:	MATLINPATTERSON DOF GP LLC,
its general partner

		By:	MP ALTERNATIVES GP HOLDINGS LLC,
its managing member

			By:	/s/ Robert H. Weiss

				Name:	Robert H. Weiss
				Title:	General Counsel

MATLINPATTERSON CAPITAL MANAGEMENT GP LLC

		By:	/s/ Robert H. Weiss

			Name:	Robert H. Weiss
			Title:	General Counsel

DAVID J. MATLIN

		By:	/s/ Robert H. Weiss

Robert H. Weiss, by power of attorney

MARK R. PATTERSON

		By:	/s/ Robert H. Weiss

Robert H. Weiss, by power of attorney

MUNIZ (MIKE) SUKHADWALA

		By:	/s/ Muniz (Mike) Sukhadwala

CUSIP No.	13G/A	Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit 99.1

Joint Filing Agreement, dated as of October 1, 2009, by and among MatlinPatterson Distressed, MatlinPatterson Capital Management, MatlinPatterson Capital Management GP, David Matlin, Mark Patterson and Mike Sukhadwala.

Exhibit 24.1(*)	Power of Attorney by David Matlin

Exhibit 24.2(*)	Power of Attorney by Mark Patterson

(*) Previously filed as an Exhibit to the Statement